Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of Putnam Fiduciary Trust Company on behalf of the Putnam Funds (the Funds), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 30, 2007, and from October 27, 2006 through March 30, 2007.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 30, 2007, and from October 27, 2006 through March 30, 2007, with respect to securities reflected in the investment accounts of the Funds.


Putnam Fiduciary Trust Company



By:




Judd Symon
Senior Vice President
Custody Services



July 12, 2007

Date